North 1 & 2 project
– Cowichan lake, British Columbia

Nava Resources Canada Inc

UTM zone 10,   415000 E   541500 N

a VMS investigation

7 Dec 2007

Bryan Slim, MBA PEng

MineStart ™
Management Inc.

MineStart™
Management Inc.

7 December 2007

Nava Resources Canada Inc
206-2306 McCallum rd
Abbotsford, BC
V2S 3P4

Attn; Mr Jagtar Sandhu, President

Dear Mr Sandhu,

North 1 & 2, Cowichan lake

We are pleased to forward your report on the review of the North 1 & 2 property in southern Vancouver island.

Our review, attached, shows your claims lie on mid-Paleozoic Sicker group rocks which are known host rocks for VMS deposits in Vancouver island; a fact supported by extensive technical literature. Further support comes from the exploration covering the general area of your property by BHP/Utah Mines from 1984-87 and field evidence of mines active and closed as well the numerous showings at various stages of investigation.

As such, it is our professional opinion that your North 1 & 2 claims justify further exploration, initially as a follow-up to the Utah Mines findings and recommendations and then as indicated from field-work. Recommendations are made for a two-stage programme with stage one as a due diligence examination.

We thank you for this opportunity to be of assistance to Nava Resources and offer our services for the ongoing development.

Yours sincerely
MineStart™ Management Inc

Bryan Slim, BSc, MBA, PEng
Consulting Mining Engineer

N27/07012.071
Att

1763 Scott Road, North Vancouver, B.C., Canada, V7J 3J4
Phone: +1604 986-7014
Fax: +1604 986-7017
email: minestart@shaw.ca

2   TABLE OF CONTENTS

3   SUMMARY

Nava Resources Canada Inc has recently acquired two mineral tenures near Lake Cowichan in southern Vancouver Island in British Columbia. The adjoining claims cover about 637 ha in 30 cell units and lie on the eastern end of the northern side of Cowichan lake.

Acquisition was predicated on the opportunity of discovering Volcanogenic Massive Sulphides (VMS) in a panel of Sicker rocks which extend across the north shore of Cowichan lake in the general area where in 1984-87 BHP/Utah Mines encountered, on their Striker property, encouraging mineralization including exhalative horizons, which occasionally contained anomalous Mo, Cu, and Ag. Anomalous silt and heavy metal values (Cu-Pb-Zn-Ag-Au) were also identified. The final assessment report described anomalous gold values in silt samples whose assay had to relate to outcrops at a higher elevation "…thus suggesting a possible precious metal deposit".

That volcanic strata of the mid-Paleozoic Sicker group are know to host VMS deposits in Vancouver island is not in doubt; the technical literature is extensive and examples of mines active and closed is well documented as are the numerous showings at various stages of investigation. That the potential of southern Vancouver Island is recognized is also evident by the density of current mineral claims shown on two maps in this report.

Based on the analysis and conclusions that Utah Mines' exploration identified some important geological characteristics, which justify follow-up, a two-stage programme is recommended. Stage one, for which a budget of $C 33 500 is reasonable, must be an initial field due-diligence based on a detailed analysis of the Utah Mines' reports for which copies of the larger scale maps must be acquired as well as related documents; stereo pairs, forestry maps and remote sensing should be considered. Additional application for mineral tenures could be necessary. Stage two, which would emerge from the findings and recommendations of stage one, could require a minimum $C 100 - 150 thousand to cover mapping, geochemical/geophysical surveys, trenching, sampling and analysis.

4   INTRODUCTION

4.1   CLIENT

Nava Resources Canada Inc has received tenure to two mineral claims on Vancouver Island, issued under the Mineral Titles Online system now in operation in British Columbia and has retained MineStart Management Inc to review the project, draw conclusions and make recommendations.

4.2   PURPOSE OF REPORT

The directors of the company wish to take the company public on an "over the counter exchange" in the USA and require the report to support such application.

4.3   SOURCES OF INFORMATION

The major source of information for this study has been the issuer files, which refer back to various assessment reports and the MINFILE and detailed discussions with Mr Don Blackadar MSc a director of the company.[1] Specific references to persons, reports and other information or data are recorded as footnotes to superscript text notations.

4.4   FIELD ACTIVITY OF THE QUALIFIED PERSON

This project focuses on geological arguments, based on the professional and field experience of Don Blackadar and supported by 'adjacent historical geological exploration. Given the issuer has not yet carried out field work on the claims, the MTO claim system does not require the traditional corner posts and since this qualified person has been in the field in the area this author elected not to visit the site.[2]

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[1] Assessment reports and the MINFILE are part of the active geological records of the British Columbia's Ministry of Mines, Energy and Petroleum Resources

[2] Don Blackadar is a graduate geologist with a BSc in 1976 from the university of Alberta (Calgary) and MSc 1980 from the University \of Alberta (Edmonton) se also § 5

5 RELIANCE ON OTHER EXPERTS

This report presents, and is founded on, a geological argument developed by Mr Don Blackadar MSc, a director of the issuer. Such arguments are based on Don's professional training and experience during which he spent three years as a senior geologist investigating Kuroko-type VMS in Sicker group rocks on Vancouver Island.[3]

Since this report is *ex postea*, the qualified person has relied on Don Blackadar's postulations and references to third party information, reports and maps generated from either various exploration programs or testing and evaluation carried out by companies or individuals. The data reported by these entities is generally presented without comment as judged appropriate unless the qualified person is aware of the situation. Unless otherwise stated the author has not independently confirmed the accuracy of the data.

As such the question of validation of this type of historical work requires due diligence in the field, which is outside the scope of this assignment and falls under the issuer field work.

The descriptions of the properties provided herein, including tenure numbers or names, areas, locations and dates etc., are those supplied by the British Columbia Ministry of Mines, Energy and Petroleum Resources via its MTO system and are provided here for general orientation only and are not to be construed as legal descriptions.

No opinion on concession tenure is given or implied. It is for Nova Resources Canada Inc, the issuer, to monitor, confirm and maintain the tenure. Similarly, the matters of accounts and contractual agreements for acquisition are outside the scope of the author.

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[3] Don Blackadar MSc is registered with the Association of Professional Engineers, Geologist and Geophysicists of Alberta as a life member, which denotes non-practising. This designation was adopted a few years back by transfer from P.Geol as Don had moved to a career in IT.


VANCOUVER
NORTH VANCOUVER
WEST VANCOUVER
BURNABY
NEW WESTMINSTER
RICHMOND
DELTA
SURREY
LANGLEY
WHITE ROCK
BLAINE
BELLINGHAM
FERNDALE
GIBSONS
SECHELT
NANAIMO
LADYSMITH
DUNCAN
NORTH COWICHAN
SIDNEY
VICTORIA
ESQUIMALT
OAK BAY
PARKSVILLE
QUALICUM BEACH
FRIDAY HARBOR
ANACORTES
OAK HARBOR

North 1 & 2 project
Nava Resources Canada Inc

Locale and access map

Base	BC maps	Scale	bar
Region	Cowichan	Rpt date	Dec 2007
MD	Victoria	Plate	6-1

6 PROPERTY, DESCRIPTION AND LOCATION

6.1 PREAMBLE

Part 6 Property describes the mineral claims and related matters.

6.2 MINERAL PROPERTY

The North project site encompasses two adjoining mineral tenures, which form one parcel of about 637 ha over 30 cells. Tenure details are listed in Table 6-1 and Plate 6-2 shows the site and general claim boundaries. Plate 6-2 is a plot taken from the Mineral Titles On-line viewer and provided for Nava Resources Canada Inc for their due diligence and validation

Application for the tenures was submitted via the new mineral titles on-line system implemented for British Columbia in January 2005 and summarily described in §6.52.

Table 6-1 List of Nava Resources mineral tenures

Tenure	Name	Expiry date	Area – ha	cell units
56134	North 1	27 Aug 2008	446.149	21
56137	North 2	27 Aug 2008	191.244	9
		totals	637.393	30

The mineral titles are subject to annual renewal and government permits for specific field-work – see § 653

6.3 LOCATION

The North property is in the Victoria mining division of British Columbia and lies on the north shore of Cowichan lake in southern Vancouver Island about 30 km west of the town of Duncan and 10 km west of the town of Lake Cowichan as per Plates 6-1 and 6-2. A nominal single-point UTM reference is 415000 E, 5414500 N, zone 10. The applicable NTS map is 92c/16W.

6.4 SURFACE RIGHTS

The mineral tenures are for mineral rights only. Granting of surface rights is separate and usually associated with mine development.



North 1 & 2 project
Nava Resources Canada Inc

Claim locale map

Base	MTO	Scale	bar
Region	Cowichan	Rpt date	Dec 2007
MD	Victoria	Plate	6-2

6.5   ISSUER TENURE

651   ISSUER

The issuer is Nava Resources Canada Inc .

652   TENURE SYSTEM

The MTO is based on longitude and latitude per the map base 'North American datum 27'. The base is gridding of the 1:50 000 map sheet areas into 10 x 10 grid which are referred to as units, which have longitudinal dimensions of 45" by a latitudinal 30".[4] Since lines of longitude converge to the north of the equator while lines of latitude remain parallel with equator, the areal coverage of grids decreases from a nominal 84 ha at the 49th parallel to about 64 ha in northern British Columbia.[5] These grid squares are sub-divided into four cells, which then form the basis of the mineral tenures.

653   COSTS AND FORFEITURE

An annual fee of $C 4.00/ha is applicable to continuing to hold the mineral claims. This can be paid either as a registration charge for assessment reporting or as a substitute for the registration charge where there is no field work to report.

For the North project, the payment renewal dates are shown in Table 6-1. Failure to pay by the given date can lead to cancellation of the tenures.

654   OTHER RIGHTS

We are not aware of any rights, payments or other agreements and encumbrance to which the property is subject.

6.6   AREAS OF MINING ACTIVITY AND MINERALIZED ZONES

Reports do not mention prior mining activity. Although limited historical exploration identified some mineralization, reports have not described these as zones.

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[4] the NTS 1: 50 000 map series encompass an area of 30' longitude by 45' latitude in the subject region

[5] the dimension ha, the symbol for hectare, has dimension of 100 x 100 m which is equivalent to an area of about 2.5 acre (1 sq= 259 ha)

6.7   ENVIRONMENTAL AFFAIRS

671   ENVIRONMENTAL LIABILITIES

Nava Resources advises it is neither aware of any environmental liabilities on the property and nor has any ministry contact been made since the claims award was confirmed in August 2007.

We note, as a caution, that the high rainfall in the area at a nominal 2 m/a could require closer attention to exploration planning and implementation, appropriate action for road design and development and for possible future tailing disposal.

672   CURRENT PERMITS

The company and property will be subject to the various permit regulations of British Columbia. Nava Resources at this stage has neither applications planned nor pending and are not aware of any in force.

7   ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

All weather road access to the property is to the west via highway 18 from the junction lying to the north of Duncan on the north -south highway 19 running between the Nanaimo and Victoria – see Plate 6-1. Access to the various logging roads on the property is gained at the village of Youbou.

The autumn and winter is a time of heavy rains and Table 7-1 shows the 30 year annual averages for the nearby town of Lake Cowichan for the years 1971-2000.

Table 7-1.   30 year annual weather averages for lake Cowichan[6]

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
Temperature:													
dly av °C	2.8	4	6	8.3	11.9	14.6	17.5	17.8	14.8	9.8	5.2	2.5	115.2
Precipitation:													
rain mm	279.8	231.3	209.2	120.9	84.6	56.7	38.2	42.1	62.8	200.7	331.3	276.1	1 933.7
snow cm	26.6	22.2	7.5	2.2	0.2	0	0	0	0	0.7	8.5	20.6	88.5

The town of Lake Cowichan is a small whereas Duncan is larger and can be expected to offer more resources. Current surplus electrical powering availability in the area is unknown.

The site relief is high with a range up 800 m from a low of about 200 m near the lake.[7] The various streams running of the south side could feed drilling needs.

Although significant logging was carried out about 20 years ago the area is reported to have extensive and typical west-coast rain-forest.

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[6] Environment Canada

[7] the lake surface is reported as being about 170 m asl

8   HISTORY

8.1   PRIOR OWNERSHIP

During 1984-87 BHP-Utah Mines held 31 claims (528 units) extending more or less along the north shore for the full length of Cowichan lake and whose eastern end partially covered the current North property.[8]

Geological mapping revealed and described McLaughlin Ridge sediments and volcanics dominant on the eastern side. While massive sulphides were not encountered, encouraging mineralization of various types was noted, including exhalative horizons, which occasionally contain anomalous Mo, Cu and Ag. Significant Ba, Ag, Mo and Zn values are also associated with syndepositional pyrite in argillite units and significant Au-Ag-Cu-Zn is associated with several structures. Anomalous silt and heavy metal values (Cu-Pb-Zn-Ag-Au) were also identified.

The exploration over three years of lapsed time included mapping, airborne geophysics with ground follow up, geochemical surveys and grid work in selected areas in the eastern part of the property focussed on the conductors and geochemical anomalies for which details are given in several assessment reports[9]

8.2   THE ISSUER

With the property being acquired in only Aug 2007 the issuer has not yet carried out any exploration.

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[8] the map in the relevant assessment report is too small to be clear – Freeze, J., C.; Geological and Geochemical report on the Striker property, Victoria mining division, southern Vancouver Island, British Columbia (1 Sep 1988) – assessment report 17736

[9] Assessment reports 14302 (March, 1985), 13962 (October, 1985), and 15117 (October, 1986)



Buttle Lake Group
Sicker Group
N
50°
49°
126°
124° W
Campbell River
Buttle Lake
Buttle Lake uplift
Courtenay
Myra Falls deposit
Texada Island
Nanoose uplift
Port Alberni
Tofino
Nanaimo
Saltspring Island
Bedingfield uplift
Cowichan Lk
Cowichan Lake uplift
Mt Sicker and Lara deposits: this study
Sidney
Victoria
0 25 50
km

North 1 & 2 project
Nava Resources Canada Inc

Regional geology

Base	Mortensen 2005	Scale	bar
Region	Cowichan	Rpt date	Dec 2007
MD	Victoria	Plate	9-1

9   GEOLOGICAL SETTING

9.1   PREAMBLE

Section 9 Geology provides a description of the regional, local and property geology.[10]

9.2   REGIONAL GEOLOGY

Vancouver Island is dominated by rocks of the Wrangellia Terrane, which is interpreted to represent a Paleozoic Island Arc assemblage accreted to the North American continent about 100 million years ago. Mid-Devonian volcanic rocks of the Sicker Group, representing the basement of this complex and the oldest rocks on Vancouver Island, are intruded by mafic sills and overlain unconformably by basaltic rocks of the Late Triassic Karmutsen Formation. In turn these are overlain by limestones, argillites and tuffaceous sediments of the Quatsino and Parson Bay formations, which with the Karmutsen Formation comprise the Vancouver Group. This sequence is overlain by marine sediments and marine to subaerial volcanics Bonanza Group (middle Jurassic).

Sicker Group rocks, which are the known hosts of at least three volcanogenic deposits on the island, are exposed in four major structural uplifts in southern and central Vancouver Island – Buttle lake, Bedingfield, Nanoose and Cowichan lake – Plate 9-1.[11] Of specific interest is the Cowichan lake uplift where the North claims lie to the south-east and just to the north of Cowichan lake. Southern Vancouver Island has a complicated structural history characterized by a number of deformational events with frequent rejuvenation of previous structures. Paleozoic assemblages have been displaced by a series of major southeast-trending upright to overturned faults.

9.3   LOCAL GEOLOGY

The Cowichan Uplift is underlain by lithologies typical of the Wrangellia Terrane (Sicker / Buttle Lake Groups, Vancouver Group and Bonanza Group). These rocks are intruded by gabbroic sills and dykes which are coeval with the Karmutsen Formation and by granodioritic rocks associated with the Early to Middle Jurassic Island Plutonic Suite. Older units are overlain unconformably by clastic sediments of the Upper Cretaceous Nanaimo Group.

The Duncan-Cowichan area, where the North claim is located, is dominated by northwesterly-trending high-angle reverse-faults, which generally place older rocks over younger rocks. Additionally, all sequences are cut by high angle reverse faults, which result in a series of west-northwest-trending panels.

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[10] the geological summaries in this section are based on notes and reports supplied by Nava Resources which in turn make reference to third part documents including assessment reports

[11] Mortenson, J. K.; "Stratigraphic and Paleozoic Studies of the Middle Paleozoic Sicker group and contained VMS occurrences, Vancouver Island, British Columbia'. in BC Ministry of Energy, Mines and Petroleum Resources geological fieldwork 2005, paper 2006-1 pp 331-335 (2006)

The Sicker group within the Cowichan lake uplift comprises three distinct volcanic/volcaniclastic assemblages, which represent an oceanic magmatic arc – the Duck Lake formation as the oldest member and overlain by the Nitnat Formation which in turn is overlain–possibly unconformably–by the McLaughlin Ridge Formation.

In the Duncan-Cowichan Lake area the McLaughlin Ridge Formation is exposed in two major structural panels, separated by the Chemainus River Fault. To the north of the fault, the volcanics are predominantly intermediate pyroclastics with common feldspar crystal-lapilli and heterolithic tuffs. In the Big Mount Richards / Mount Sicker area, however, the McLaughlin Ridge includes a thick package of felsic quartz and feldspar crystal tuffs and dust tuffs coeval with granodiorite and quartz porphyry dykes of the Saltspring Intrusive suite outcropping to the east and on Saltspring Island. These felsic rocks are considered to represent a major magmatic / volcanic centre. Felsic volcanics of the McLaughlin Ridge Formation thin to the west from this center, where they interfinger with andesitic lapilli tuffs and breccias. Plate 9-2 shows the Sicker group rocks on either side of the Chemainus river fault[12, 13]

<h3>9.4   PROPERTY GEOLOGY</h3>

The North property, which occurs within a panel of Sicker rocks, is parallel with but separate from the Sicker assemblages which are hosts to the Lara and Sicker deposits to the north east.[14] This panel, which extends west along the north shore of Cowichan lake and then northward to Horne lakes, is a complexly folded and faulted assemblage of Sicker Group rocks represented primarily by the Nitnat and McLaughlin Ridge formations.

While no VMS deposits have been discovered to date in the panel running along the north shore of Cowichan lake, the area is dominated by Sicker volcanics and contains a number of documented mineral showings. Many of these showings are in structurally-controlled epigenetic vein systems probably associated with early to middle Jurassic intrusive events. These include copper-molybdenum veins and stockworks within the intrusions and in adjacent volcanic rocks. Some showings include significant gold and silver values.

The property is reported to be underlain predominantly by the Sicker Group, with McLaughlin Ridge sediments and volcanics dominant. Work on this property is documented in a number of assessment reports from which the following descriptions are derived. McLaughlin Ridge rocks, as mapped, divide grossly into 3 units, dominated by diverse sedimentary lithologies with volcanic members particularly lower in the sequence. Volcanic rocks are described as interbedded lithic and crystal tuff, cherty dust tuff, chert and minor lapilli tuff. The lower unit consists of fine-grained andesitic lithic crystal tuffs and cherty tuffs with local coarse lapilli beds and dacitic tuff units.[15]

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[12] the larger areas of mineral claims 'blanket staking' shown on this plate attest to the recognition of the mineral possibilities

[13]EMPRsource < http://www.em.gov.bc.ca/mining/geolsurv/MapPlace/MoreDetails/exploration.htm > http://www.em.gov.bc.ca/mining/geolsurv/MapPlace/MoreDetails/exploration.htm

[14] Mt Sicker VMS deposit lying west of the town of Crofton was in operation for some years associated with both a polymetallic barite and mainly copper quartz ore types and are well documented in the BC Government MinFile.

[15] assessment reports 14302 (March, 1985), 13962 (October, 1985) and 15117 (October, 1986) as cited D Blackadar MSc



Island Plutonic

Mount Hall Gabbro

Karmutsen Formation

Bonanza Group

Fourth Lake

Nanaimo Group

North project
Nava Resources Canada Inc

Geology map of project vicinity

Base	EMPR	Scale	Scale bar
Region	Cowichan	Rpt date	Dec 2007
M.D.	Victoria	Plate	9-2

10 DEPOSIT TYPES

10.1 DEPOSIT TYPE

Nava Resources' focus is on the polymetallic Volcanogenic Massive Sulphide (VMS) deposits, and these will be the primary exploration target on the North property.

As a group, VMS are rich in copper and zinc and also carry significant gold and silver values. VMS deposits are associated with, and created by, volcanic-associated hydrothermal events in submarine environments and hence occur within environments dominated by volcanic or volcanic-derived (volcano-sedimentary) rocks. They typically occur as stratiform bodies within the enclosing host rocks, but may also include stringer ores, which can represent feeder systems to the main deposits.

10.2 EXPLORATION STRATEGY

Exploration strategies in prospective belts include geological mapping to identify felsic volcanic rocks and geophysical and geochemical techniques to identify prospective anomalous horizons, which can be explored by back-hoe trenching, leading to drilling if justified by prior results. A polymetallic (Cu-Pb-Zn-Ag-Au-As-Ba) geochemical signature, particularly one occurring at a stratigraphic interface can be of particular interest.

The North property may also be prospective for epigenetic gold mineralization related to post-Sicker intrusive events.

11   MINERALIZATION

From Nava Resources' perspective, it is premature to describe mineralization until they have discovered some.

Section 8.1 refers to Utah Mines identification in the 1980s of mineralization on the eastern end of their then claim block, which would have been at least in the vicinity of Nava Resources's mineral tenure. While massive sulphides were not encountered, encouraging mineralization of various types was noted, including exhalative horizons, which occasionally contain anomalous Mo, Cu and Ag. Significant Ba, Ag, Mo, and Zn values are also associated with syndepositional pyrite in argillite units and significant Au-Ag-Cu-Zn associated with several structures. Anomalous silt and heavy metal values (Cu-Pb-Zn-Ag-Au) were also identified.

Although not specific to just the North property, a 1986 study grouped the Cowichan mineral showings into the following categories:[16]

– volcanogenic, gold-bearing massive sulphides, which are the principal target in the Sicker Group.
– gold-bearing, pyrite-chalcopyrite-quart-carbonate veins along shears, which are quite common cutting Sicker Group and Karmutsen Formation sills north of Cowichan Lake.
– epithermal gold-silver deposits within Bonanza Group volcanics.
– copper skarns developed in limy sediments apparently interbedded with basalts of the Karmutsen formation.
– copper-molybdenum quarts veins in granodiorite and adjacent country rock on several properties. Chalcopyrite and pyrite, with or without molybdenite are the principle sulphides and minor sphalerite, galena and arsenopyrite are also reported.

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[16] Massey, N. W. d., and Friday, S. J.; "Geology of the Cowichan Area, Vancouver Island", BC Ministry Energy, Mines and Petroleum Resources, Geological fieldwork (1986)

17   ADJACENT PROPERTIES

This report is an argument on the possibility of VMS occurring within the North 1 & 2 properties in a particular group of rocks, and is based on the professional experience of a director and published technical papers. As such we are using the term 'adjacent' here to mean 'within particular rock groups'.

Reference has been made to several papers, assessment reports and MINFILE occurrences. In the following pages, there is a geological map – Plate 17-1 – superimposed with the positions of various past producers and developed prospects as adjacent properties near North 1 & 2 claims. Table 17-1 provides summary details of the producers and prospects marked on the plate. Table 17-2 is a summary tabulation of some relevant assessment reports.

Of particular note is the following abstract from the Introduction to a current professional paper[17]

> Volcanogenic strata of the mid-Paleozoic Sicker Group on Vancouver Island host the world class Myra Falls volcanogenic massive sulphide (VMS) deposit (combined production and proven and probable reserves in excess of 30 million tonnes of Zn-Cu-(Au-Ag) ore), as well as numerous other VMS deposits and occurrences, especially in the Big Sticker Mountain area in the southeastern part of the Cowichan Lake uplift. Three of these deposits, the Lenora, Tyee and Richard III (MINFILE occurrences 092b 001, 002, 003) have seen limited historical production and the Lara deposit (MINFILE occurrence 092B 129) farther to the northwest, which also contains a significant drill-indicated resource….

References to reserves and resources above do not conform to 43-101 standards and should be viewed as historical descriptions and shown here to offer support for the core argument of mineralization potential. Plate 9-1 shows various sites places and distribution of the particular rock groups.

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[17] Ruks T. and Mortenson, J. K.; " Geological setting of Volcanogenic Massive Sulphide Occurrence in the Middle Paleozoic Sicker group of the Southeastern Cowichan Lake Uplift (NTS -92B/13 southern Vancouver island". BC Ministry of Energy, Mines and Petroleum Resources geological fieldwork 2006, paper 20071 pp381-393 (2007)



North 1 & 2 project			
Nava Resources Canada Inc			
Sicker group panels north and south of Chemainus river fault			
Base		scale	scale bar
Region	Cowichan	rpt date	Dec 2007
M.D.	Victoria	plate	17-1

Table 17-1 Mt Sicker past producers and prospects

Ref Map	Name	Location	MinFile	Commodities	Geology	Host
Past producer						
1	Cowichan Copper	South Side Cowichan Lake	092C 017 092C 108	Cu-Au-Ag	Cu-Mt skarn with Zn, Ag, Au 250,000 t yielded 6.8m kg cu, 2.5m g Ag, and 218 g Au. First recorded work 1915; mined 1917 to 1919 and 1956 to 1960.	Skarn at contact between Parson Bay L.S. and Karmutsen Basalt (Bonanza Group dykes)
2	Lenora	Mt. Sicker Panel	092B 001	Cu-Pb-Zn-Ag-Au	Kuroko type VMS; rhyolite association	Sicker / McLaughlin Ridge
3	Tyee	Mt. Sicker Panel	092B 002	Cu-Pb-Zn-Ag-Au	Kuroko type VMS; rhyolite association	Sicker / McLaughlin Ridge
4	Richard III	Mt. Sicker Panel	092B 003	Cu-Pb-Zn-Ag-Au	Kuroko type VMS; rhyolite association	Sicker / McLaughlin Ridge
5	Rocky	Cowichan Lake Panel	092C 113	Rhodonite, Gemstones, Mn, Cu	Lenticular masses in cherts and cherty tuffs; pyrite and chalcopyrite in quartz vein systems in diorite.	Island plutonics, McLaughlin Ridge, Fourth Lake Fm.
6	Meade Creek	Cowichan Lake Panel	092C 057	Au	Placer deposits; underlain by Nitnat intruded by Island plutonics	Placer
7	Hill 60	Cowichan Lake Panel	092C 027	Rhodonite, Gemstones, Mn, Cu	Sedimentary Mn in tuffaceous cherts of the Fourth Lake Formation	Fourth Lake Fm.
8	Victoria	Mt. Sicker Panel	092B 004	Cu-Au-Ag	Kuroko Type VMS along strike from Tyee / Lenora. Lithologies include graphitic schists and cherty sediments and tuffs which form a band within the rhyolitic volcanics.	Sicker / McLaughlin Ridge
Developed Prospect						
9	Lady A (Zone A)	Mt. Sicker Panel	092B 029	Fe	Stratabound taconite deposit composed of grey chert and red jasper hosting bands of very fine grained magnetite with minor specularite.	Sicker / McLaughlin Ridge
10	Lady A (Zone C)	Mt. Sicker Panel	092B 033	Fe	The deposit is a stratabound taconite lens composed of grey chert and red jasper hosting bands of very fine-grained magnetite with minor hematite.	Sicker / McLaughlin Ridge
11	Lara	Mt. Sicker Panel	092B 129	Cu-Pb-Zn-Ag-Au	Kuroko-type VMS; rhyolite association	Sicker / McLaughlin Ridge

Table 17-2 Assessment reports for work in vicinity of North claims

ARIS No.	Date	Property	Report Type	Owner / Operator	Play / Geology	Highlights
17736	Sep-88	Striker Property	Geol/ Geochem (per 88season)	BHP-Utah, Nootka Minerals	Au, Sicker type VMS; McLaughlin Ridge / Nitnat invated granodiorite (Island Intrusive)	Limited exploration of Cott 6 claim - prospecting & gelog mapping (1:10k creeks & roadcuts), rock chips (mineralized / altered rock), stream silt. Anomalous Au in silts in Wardroper Creek; weekly anomalous shears. Recommend: claim shows potential for Au & deserves further work.
14302	Mar-85	Striker Property	Geochem / Geophys (per 84)	Utah Mines / Utah Mines	Sicker type VMS; McLaughlin Ridge / Nitnat as above.	Initial regional program comprising airborne input EM, silt, heavy mineral and rock geochem in areas of interest based on EM. Rare thin-banded pyrite associated with graphite (noted that Twin "J" deposit is associated with graphite. Numerous EM conductors, located predominantly in Myra sedicments; several bear follow-up. Anomalous silt and heavy mineral values (Cu-Pb-Zn-Ag-Au) associated with med priority EM zone. Recommend 1) detailed mapping (rock ID can be difficult due to regional greenstone alteration), 2) focus activites on east half of property due to distribution of geophys conductors and associated geochem anomalies in McLaughlin Ridge, 3) preliminary ground geophys & geochem gridwork.
15117	Oct-86	Striker Property	Geol / Geochem / Geophys (per 85 / 86 season)	Utah Mines / Utah Mines	Sicker type VMS; McLaughlin Ridge / Nitnat as above.	Follow-up to 1984 program; mapping, soils, ground geophysics in four grid areas, established in 85, extended in 86. Encouraging - mineralization encountered in several area / several models. Recommend furthe work including detailed mapping & sampling of east side of property. Recce mapping & detailed mapping & sampling / soils in west half.
13962	Oct-85	Striker Property	Geol / Geochem / Geophys (per 85 / 86 season)	Utah Mines / Utah Mines	Sicker type VMS; McLaughlin Ridge / Nitnat as above.	Mapping identified 3 distinct units within McLaughlin Ridge, including a lower volcanic unit. Mineralization related to several intrusive Cu-Mo-Zn veinlets, thing banded mt with anomalous Au and syndepositional pyrite in argillite. Geochem anomalous zones in base & precious metals.

Table 17-2 cont

ARIS No.	Date	Property	Report Type	Owner / Operator	Play / Geology	Highlights
18097	Sep-88	Osirus A	Prosplecting / geol (per	Osirus Enterprises	Rhodonite - corresponds to Rocky showing. Small Island intrusive stock intruding McLaughlin Ridge mafic volcanics, Cameron River cherts and limestones (Sicker) and mafic intrusives (Karmutsen).	Good quality pink rhodonite.
16122	Jun-87	Meade Property	Mapping, rock & silt sampling (Nov 86 to Feb 87)	International Cherokee Developments	Sicker (Nitnat / McLaughlin Ridge) intruded by Island Intrusive. Au-Cu-Ag	Pyr, cp, po within hornfelsed rocks adjacent to Island Intrusive. No significant mineralization encountered but geochem anomalies sugges that further work is warranted. Recommend limited program to investigate the area around Meade Creek.
18640	Mar-89	Meade Property	Mapping, rock & heavy metal concentrate stream sed sampling (per Mar 2-5 89)	International Cherokee Developments	Sicker (Nitnat / McLaughlin Ridge) intruded by Island Intrusive. Au-Cu-Ag	Anomalous float and stream sediment samples. Recommend prospecting for skarn mineralization along intrusive contacts.
14891	Apr-86	Meade Property	Reconnaissance mapping / rock sampling (per Mar 1-3 86)	International Cherokee Developments	Sicker (Nitnat / McLaughlin Ridge) intruded by Island Intrusive. Au-Cu-Ag	Preliminary work cites anomalous cu-pb-zn-ag-au-ba and suggests potential for VMS. Recommends geological mapping and sampling and silt sampling.
18093	Nov-88	Marathon / Taurus III	Evaluation (3 day property exam - 88)	Ruza Resources	Paula vein: Au-Ag-Cu and contiguous area. Varying Sicker Lithologies intruded by dioritic bodies of Island intrusive complex.	Min is in qtz-shear zones along intrusive contact. Identified additional mineralized veins (Cu-Ag-Au) with Hg signature. Intrusive contacts favorable. Recommended prospecting / trenching. Amore 2, containing a significant Au showing adjoins Taurus III to the east. Recommended prospecting, sampling, mapping and trenching in prospective areas (along Sicker / intrusive contacts).
11311	Nov-83	Paula	Geol / Geochem / Geophys (per 82 / 83)	Mattagami Lake Res / Noranda Exploration	Paula vein: Au-Ag-Cu. Sicker intruded by granodiorite.	Au-Ag-Cu-bearing qtz-sulphide vein. Results of work inconclusive; recommended trenching, detailed mapping and lithogeochem in showing area.
0097A	May-54	Cowichan Copper	Self Potential Survey	Cowichan Copper		Outlined a number of anomalous zones some of which were associated with known copper mineralization; recommended drilling.

21   INTERPRETATION AND CONCLUSIONS

211   PREAMBLE

Section 21 Interpretation and Conclusions reviews the project and draws conclusions.

21.2   BACKGROUND REVIEW

That volcanic strata of the mid-Paleozoic Sicker group are know to host VMS deposits in Vancouver island is not in doubt; the technical literature is extensive and examples of mines active and closed is well documented as is the numerous showing at various stages of investigation. That the potential of southern Vancouver Island is recognized is also evident by the density of current mineral claims on the relevant rock groups as shown on two maps in this report.

Utah Mines' three seasons of field-work (1984-87) across the north shore of Cowichan lake has, for the eastern half of the north shore, led to various highlights of which three significant ones are:

—   identified the subject rock types and described some anomalous values of Mo, Cu and Ag in exhalative horizons,

—   described anomalous gold values in silt samples whose assay had to relate to outcrops higher up and thus suggesting a possible precious metal deposit; further work was recommended (a parallel was drawn with the Debbie property in rock age)

—   recommended fill-in detailed mapping and sampling for the eastern half of the property with selective geophysics to follow

21.3   CONCLUSIONS

Based on the findings of this report, references as quoted, secondary data sources, discussions with and assistance from those acknowledged as well as our professional judgement and analysis of information, all as noted in this report, our conclusions are:

➢   the Utah Mines exploration identified some important geological characteristics which justify follow-up

➢   Nava Resources' first task must be to commission a detailed search for the large scale plates which where an integral part of the Utah Mines reports and to be followed be sufficient interpretation to carry out a due diligence field programme; the need for additional tenures should not be overlooked

➢   details for a second stage programme will arise from the findings and conclusions of stage one

22   DEVELOPMENT RECOMMENDATIONS AND BUDGET

22.1   PREAMBLE

Section 22 presents recommendations for technical work and provides a preliminary budget.

22.2   SPECIFIC RECOMMENDATIONS

The **stage one** of the justified follow-up requires sufficient analysis to produce reasonably scaled field map(s) based on the Utah and other reports, which may be found. This requires a visit to the Vancouver and Victoria geological survey branches; stereo pairs and forestry maps may prove useful and at least a check for remote sensing data. It is probable that the preliminary office work will highlight the need for additional tenures to cover areas of interest noted in the older reports.

Such field maps need targets for due diligence with supporting notes and tactics. At this stage hand sampling will be appropriate. The end-product of stage one must be a report, which recommends either further work or else shutting down the project. The involvement of Don Blackadar is essential for this stage and an additional important part of the stage one is to select a field geologist who can learn from the experiences of Don Blackadar.

A **stage two** programme will emerge from a recommendation to move forward from phase one.

22.3   BUDGET

The stage one budget is preliminary and should be considered as an allowance to answer the above essential points and assist in developing the next programme and budget. Line items are assumed to cover travel and other costs where required.

	$C
gathering old reports, maps etc	5 000
detailed review of reports and preparation of field maps/notes	6 000
requesting additional tenures (contingency)	2 000
field work –7 days two-geologists	15 000
sample (50) analysis	1 500
report preparation	4 000
total	33 500

A **stage two** programme of a possible mapping, geochemical survey, trenching, samplings and analysis could well require a bare bones budget of $C 100-150 000. If a stage two programme is justified, organization and permitting will need to be crisp to implement in 2008.

24   SIGNATURE

This report entitled 'North 1 & 2, A VMS investigation' and dated 7 December 2007

Signed and sealed as of 7 December 2007 in North Vancouver

MineStart™ Management Inc
per

Bryan A. Slim, ARSM, BSc, MBA, PEng
Consulting Mining Engineer

MineStart ™
Management Inc.

7 December 2007

CERTIFICATE of AUTHOR

I, Bryan A. Slim PEng do hereby certify that:

1   I am an independent consulting mining engineer and principal of MineStart Management Inc

2   My academic qualifications are:
   –   Bachelor of Science in Mining from University of London, England - 1963
   –   Associate of the Royal School of Mines, Imperial College of Science and Technology in London, England - 1963
   –   Master in Business Administration from Simon Fraser University, Vancouver - 1990

3   My professional associations are:
   –   member of the Association of Professional Engineers and Geoscientists in the Province of British Columbia, Canada
   –   Chartered Engineer in England
   –   member of the Institution of Mining and Metallurgy, England
   –   Mine Managers Certificate of Competency, Republic of South Africa
   –   member of the Canadian Institute of Mining and Metallurgy

4   I have been professionally active in the mining industry for 43 years since initial graduation from university.

5   I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43 -101.

6   I am responsible for the preparation of all sections of the technical report entitled 'North 1 & 2, a VMS investigation' and dated 7 December, 2007 relating to the two mineral claims on the north shore of Cowichan lake on Vancouver Island. I have not visited the property.

7   I have not had prior involvement with the property, which is the subject of the technical report.

8   I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, the omission of which makes the technical report misleading.

9   I am independent of the issuer, applying all of the tests in section 1.5 of National Instrument 43-101.

10   I have read National Instrument 43-101 and Form 43-101FI, and the technical report has been prepared in compliance with that instrument and form.

11   Subject to agreement by Nava Resources Canada Inc, I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their web-sites accessible by the public, of the Technical Report, for reading only.

1763 Scott Road, North Vancouver, B.C., Canada, V7J 3J4   *Phone: +1604 986-7014*
                                                           Fax: +1604 986-7017
                                                        email: minestart@shaw.ca

12   This report is for use by Nava Resources Canada Inc subject to the terms and conditions of its contract with MineStart™ Management Inc. That contract permits Nava Resources Canada Inc to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report by any third party are at that party's sole risk. All rights reserved

Signed and sealed as of 7 December 2007 in North Vancouver

Bryan Slim, ARSM, BSc, MBA, MIMM, CEng, PEng